UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to .
Commission file number: 000-17017

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
DELL INC. 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
DELL INC.
ONE DELL WAY
ROUND ROCK, TEXAS 78682

Dell Inc. 401(k) Plan
Contents
December 31, 2008 and 2007

Page(s)
Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits at December 31, 2008 and 2007	2

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2008	3

Notes to Financial Statements	4

Supplemental Schedule*

Schedule H, line 4i — Schedule of Assets (Held at End of Year) at December 31, 2008	15
EX-23.1
*Note: Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted as there were no transactions of the type required to be disclosed in such schedules.

Report of Independent Registered Public Accounting Firm
To the Participants and Benefits Administration Committee of the Dell Inc. 401(k) Plan:
In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Dell Inc. 401(k) Plan (the “Plan”) at December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i — Schedule of Assets (Held at End of Year) at December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
PricewaterhouseCoopers LLP
Dallas, Texas

June 25, 2009

Dell Inc. 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2008 and 2007

(in thousands)	2008	2007
Assets

Investments:
Registered investment funds	$658,313	$926,435
Separately managed funds	314,546	502,573
Stable value fund investment contracts	232,373	146,278
Dell Inc. common stock	114,411	235,872
Participant loans	57,931	61,359
Short-term investment funds	3,528	3,856

Total investments at fair value	1,381,102	1,876,373

Receivables:
Interest income	3	225
Due from broker — unsettled trades	—	102
Employee contributions	—	4,212
Employer contributions	9,778	8,116

Total assets	1,390,883	1,889,028

Liabilities

Administrative expenses payable	837	1,143
Due to broker	1,305	96

Net assets reflecting investments at fair value	1,388,741	1,887,789
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	14,377	558

Net assets available for benefits	$1,403,118	$1,888,347

The accompanying notes are an integral part of these financial statements.

Dell Inc. 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2008

(in thousands)
2008

Contributions:
Employee contributions	$156,920
Employer contributions	109,558
Employee rollovers	4,172

Total contributions	270,650

Investment income (loss):
Interest and dividends	16,167
Interest on participant loans	4,338
Net depreciation in fair value of investments	(633,371)

Total investment loss	(612,866)

Deductions:
Benefits paid to participants	(169,642)
Administrative expenses	(3,278)

Total deductions	(172,920)

Net decrease in net assets available for benefits before transfer	(515,136)
Transfer from DFS Plan (Note 9)	29,907

Net decrease in net assets available for benefits	(485,229)

Net assets available for benefits:
Beginning of year	1,888,347

End of year	$1,403,118

The accompanying notes are an integral part of these financial statements.

Dell Inc. 401(k) Plan
Notes to Financial Statements
December 31, 2008 and 2007

1.	Description of the Plan

General
Dell Inc. (the “Company” or “Employer”) originally adopted the Dell Inc. 401(k) Plan on June 1, 1989, which was amended and restated effective January 1, 2007 (the “Plan”). The Plan was further amended on December 10, 2008. The following brief description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan covering all U.S. resident employees of the Company who are not covered by a collective bargaining agreement. Participation in the Plan is at the election of the employee. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Participant Contributions
Contributions are made to the Plan by the Company on behalf of each eligible participant based upon the participant’s elected compensation deferral through payroll deductions. The deferrals are funded by the Company at the end of each payroll period. The amount eligible participants may elect to contribute to the Plan ranges from 1% to 50% of their eligible compensation, in whole percentages, up to the annual statutory limit of $15,500 as permitted by the Internal Revenue Code of 1986, as amended (“IRC”). Highly compensated employees, as defined by the IRC, may be subject to more restrictive maximum annual contribution limits if the Plan fails to satisfy certain testing criteria set forth in the IRC. The Plan relies on the safe harbor rules of Section 401(k) (12) of the IRC in order to satisfy the nondiscrimination testing requirements. Participants age 50 or over may elect to contribute an additional $5,000 (“catch-up contributions”) over the base statutory limit in accordance with the Economic Growth and Tax Relief Reconciliation Act of 2001.

The Plan also permits employees to contribute balances from other qualified plans (“rollover contributions”).

Employer Contributions
For 2008, the Company matched 100% of the first 5% of eligible compensation that each participant contributed to the Plan. The Company’s matching contributions were made at the end of each payroll period. Additional discretionary employer contributions may be made upon the approval of the Company’s Board of Directors. The Company made no additional discretionary contributions for the year ended December 31, 2008. All of the Company’s contributions are invested at the participant’s discretion among the fund elections. Neither participant, Company matching, nor discretionary contributions are required to be invested in the Dell Inc. Stock Fund.

Participant Accounts
Each participant’s account is credited with the participant’s contributions, allocations of Employer matching and discretionary contributions, and Plan earnings offset by Plan administrative expenses. Each day, JPMorgan Chase Bank, N.A. (the “Plan Trustee”) calculates net earnings and allocates gains and losses to each participant’s account. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting Participants are immediately vested in their contributions and earnings thereon. Participants are also immediately vested in Company matching contributions and any earnings thereon.

Dell Inc. 401(k) Plan
Notes to Financial Statements
December 31, 2008 and 2007

Participants employed with the Company as of January 1, 2005, became fully vested in all Employer contributions and earnings thereon. Participants that terminated employment with the Company prior to January 1, 2005, forfeited unvested amounts to the Plan. If a portion of a participant’s account was forfeited and the participant returns to employment with the Company within five years from the date of termination, the previously forfeited amounts will be restored and fully vested if the Participant repays any prior distribution received from the Plan within five years from the participant’s date of rehire.

Forfeitures
Employer contributions forfeited by unvested terminated participants may be used by the Company to satisfy Plan administrative expenses or to reduce future Employer contributions. There were no unallocated forfeited non-vested accounts at December 31, 2008 and 2007. During 2008, forfeited account balances of $726,366 were used to reduce Employer contributions.

Benefit Payments
Participants are entitled to receive a distribution of the vested portion of their account upon reaching age 59 1/2, termination of employment, disability, death, or in the event of financial hardship. A participant may defer benefit payments until reaching age 70 1/2, provided his or her vested account balance is greater than $5,000; otherwise, in the event of a distribution greater than $1,000 but less than $5,000, the Participant may elect either a direct rollover to an individual retirement account (“IRA”) or another qualified plan or a lump-sum amount equal to the value of the vested portion of his or her account upon termination of service. If an employee fails to make an election of one of these options within 90 days of the termination date, his or her vested account balance will automatically be directed to a rollover IRA. Similarly, participants with a vested account balance of less than $1,000 may elect either of the options noted above. If an election is not made within 90 days of the termination date, the balance will be distributed to the participant in a lump sum. Payment of benefits prior to termination of service may be made under certain circumstances as defined by the Plan.

Administration and Plan Expenses
Plan assets are held in trust by the Plan Trustee. The Plan’s third-party recordkeeper is Hewitt Associates LLC (“Hewitt”). Administrative expenses are primarily paid by the participants of the Plan and are allocated to participant accounts ratably based on fund balances.

Investments
The plan is invested in registered mutual funds, separately managed funds and Dell common stock. The following investments represent separately managed funds which are comprised of investments in common stocks, registered investment companies and cash equivalents: Dodge & Cox Large Cap Fund, Dodge & Cox Balanced Fund, Times Square Small/Mid Cap Growth Fund, and the Dwight Stable Value Fund (collectively, the “Core Funds”). The Plan invests in the underlying registered investment company funds on a unitized basis. Effective April 9, 2008, the Dodge & Cox International Value Fund was added as an investment option. Stocks are valued at the closing price reported on the active market on which the security is traded. Mutual funds are valued at their net asset value, which can be market corroborated.

Dell Inc. 401(k) Plan
Notes to Financial Statements
December 31, 2008 and 2007

In addition, participants may elect to contribute to funds that invest in a mix of funds based on target retirement dates (“Pre-Mixed Portfolios”). The Pre-Mixed Portfolios provide for diversification of investments based on the participants’ age and length of time until retirement.

The Dwight Stable Value Fund (the “Fund”) may invest in a variety of stable value products including guaranteed investment contracts (“GICs”) issued by insurance companies and other financial institutions, and other investment products (separate account contracts and synthetic GICs) with similar characteristics.

Traditional GICs are investment contracts backed by the general account of the issuer. The Fund deposits a lump sum with the issuer and receives a guaranteed interest rate for a specified time. Interest is accrued on either a simple interest or fully compounded basis and paid either periodically or at the end of the contract term. The issuer guarantees that all qualified participant withdrawals will occur at contract value (principal plus accrued interest). The Fund did not hold any GIC contracts during the years ended December 31, 2008 or 2007.

Separate account contracts are similar in structure to traditional GICs, except that the underlying assets are held in a separate account for the benefit of the Plan. The interest crediting rate is based upon the characteristics of the underlying assets. The issuer guarantees that all qualified participant withdrawals will occur at contract value. The Fund did not hold any separate account contracts during the years ended December 31, 2008 or 2007.

A synthetic GIC (“SIC”), also known as a wrap contract, is an investment contract issued by an insurance company or other financial institution, backed by a portfolio of bonds or other fixed income assets that are owned by the Plan. These assets underlying the wrap contract are maintained by a third party custodian, separate from the contract issuer’s general assets. The contracts are obligated to provide an interest rate not less than zero. SICs utilize the benefit responsive wrap contracts to provide market and cash flow risk protection to the Plan thus guaranteeing the value of the underlying investment for the life of the contract. This enables the Plan to realize a specific known value for the assets if it needs to liquidate them to make benefit payments. These contracts provide that realized and unrealized gains and losses on the underlying assets are not reflected immediately in the net assets of the Fund, but rather are amortized, over the duration of the underlying assets or other agreed upon period, through adjustments to the future interest crediting rates. The issuer guarantees that all qualified participant withdrawals will occur at contract value which represents contributions made under the contract, plus earnings, less withdrawals made under the contract and administrative expenses. See Note 3 for additional information regarding SICs held by the Plan as of December 31, 2008 and 2007.

The American Growth Fund and American Euro Pacific Growth Fund contain a trading restriction that requires shareholders who sell more than $5,000 from either fund to wait at least 30 days before repurchasing more than $5,000 worth of units of that fund per transaction. The restriction applies to transfers and reallocations of current account balances. The restriction does not apply to sales/purchases of $5,000 or less, rollovers, and retirement plan contributions and distributions. The restriction also excludes activity in any of the Pre-Mixed Portfolios that contain either the American Growth Fund or the American Euro Pacific Growth Fund.

Participant Loans
Participants may take out a maximum loan amount equal to the lesser of (i) $50,000 less the highest outstanding loan balance during the past 12 months or (ii) 50% of the available vested

Dell Inc. 401(k) Plan
Notes to Financial Statements
December 31, 2008 and 2007

portion of their account balance less any current outstanding loan balance (minimum loan amount of $500). Each participant’s loan is collateralized by the participant’s vested account balance and is charged an interest rate equal to the prime rate on the date of loan origination plus 1.0% and a one-time fee of $75. Loan balances must be repaid by direct payroll deduction, and the repayment period cannot exceed four and a half years except when the proceeds of the loan are used to acquire the participant’s primary residence, when the repayment period cannot exceed 20 years. At December 31, 2008, loans bore interest at rates ranging between 4.25% and 10.5% and are due at various dates through January 1, 2029.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, plan assets will be distributed in accordance with the Plan documents.

2.	Summary of Significant Accounting Policies

Basis of Presentation
The financial statements of the Plan are prepared under the accrual method of accounting, in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions. These assumptions may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties
The Plan provides for various investments in common stock, short-term investments, registered investment funds, investment contracts, corporate and government debt, and other investments. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the near term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Contributions Employee and Employer contributions are recorded in the period the Employer makes the payroll deduction or upon approval by the Company for discretionary Employer contributions, if any.

Investment Valuation and Investment Income
The Plan’s investments are stated at fair value. Stocks are valued at the closing price reported on the active market on which the security is traded. Mutual funds are valued at their net asset value, which can be market corroborated. The Dwight Stable Value Fund is a separate account consisting of cash and fixed income investment funds wrapped with insurance contracts. The fixed income investment funds are valued at their net asset value and the fair value of the wrapped insurance contracts is determined using a discounted cash flow model.

Dell Inc. 401(k) Plan
Notes to Financial Statements
December 31, 2008 and 2007

The Plan presents, in the Statement of Changes in Net Assets Available for Benefits, the net appreciation (depreciation) in the fair value of investments, which consist of realized gains and losses and the unrealized appreciation (depreciation) on those investments.

Interest is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Purchases and sales are recorded on a trade date basis.

Changes in the Valuation Technique Used to Measure Similar Assets in Prior Periods
In accordance with SFAS 157, the participant loan balance as of December 31, 2008, is stated at fair value. Fair value is calculated using a discounted cash flow model. The prior year balance is valued at estimated fair value consisting of outstanding principal and any related interest. The impact of the change in valuation technique is insignificant to the participant loan balance. See Note 3 for additional information regarding participant loans.

Payment of Benefits Benefits are recorded when paid.

New Accounting Pronouncements
In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 157, Fair Value Measurements (“SFAS 157”), which defines fair value, provides a framework for measuring fair value, and expands the disclosures required for assets and liabilities measured at fair value. SFAS 157 applies to existing accounting pronouncements that require fair value measurements; it does not require any new fair value measurements. The effective portions of SFAS 157 were adopted for the Plan year beginning January 1, 2008, with no material impact to the financial statements. See Note 3 for additional information.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”), which provides companies with an option to report selected financial assets and liabilities at fair value with the changes in fair value recognized in earnings at each subsequent reporting date. While SFAS 159 became effective for the 2008 Plan year, the fair value measurement option was not elected for any of the Plan’s financial assets or liabilities.

In February 2008, the FASB issued FASB Staff Position (“FSP”) 157-2, Effective Date of FASB Statement No. 157 (“FSP 157-2”), which delays the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until the next Plan year beginning January 1, 2009. The adoption is not expected to have an impact on the Plan financial statements.

On October 10, 2008, the FASB issued FSP No. FAS 157-3, Determining the Fair Value of a Financial Asset When the Market for that Asset is Not Active (“FSP FAS 157-3”), which clarifies the application of SFAS 157 in a market that is not active. Additional guidance is provided regarding how the reporting entity’s own assumptions should be considered when relevant observable inputs do not exist, how available observable inputs in a market that is not active should be considered when measuring fair value, and how the use of market quotes should be considered when assessing the relevance of inputs available to measure fair value. FSP FAS 157-3 became effective immediately upon issuance. The additional guidance with respect to the valuation of its financial assets and liabilities and their corresponding designation within the fair value hierarchy

Dell Inc. 401(k) Plan
Notes to Financial Statements
December 31, 2008 and 2007

was considered. Its adoption did not have a material effect on the Plan financial statements for the year ended December 31, 2008.

In April 2009, the FASB issued FSP 157-4 “Determining Fair Value When Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Indentifying Transactions That Are Not Orderly”, which provides additional guidance on measuring the fair value of financial instruments when markets become inactive and quoted prices may reflect distressed transactions. The provisions of FSP 157-4 are effective for the Plan year beginning January 1, 2009. Management is currently evaluating the impact of the adoption of FSP 157-4, but does not expect the adoption to have a material impact on the Plan financial statements.

3.	Investments
On January 1, 2008, the provisions of SFAS 157 with respect to financial assets and liabilities were adopted. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Valuation techniques have been used that maximize the use of observable inputs and minimize the use of unobservable inputs. The adoption of this statement did not have a material effect on the Plan’s financial statements.

As a basis for categorizing these inputs, SFAS 157 establishes the following hierarchy, which prioritizes the inputs used to measure fair value from market based assumptions to entity specific assumptions:
•	Level 1: Inputs based on quoted market prices for identical assets or liabilities in active markets at the measurement date.

•	Level 2: Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•	Level 3: Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. The inputs are unobservable in the market and significant to the instrument’s valuation.

Dell Inc. 401(k) Plan
Notes to Financial Statements
December 31, 2008 and 2007

The following table presents the hierarchy for the Plan’s assets measured at fair value on a recurring basis as of December 31, 2008:

	December 31, 2008
	Level 1	Level 2	Level 3	Total
	Quoted
	Prices in
	Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(in thousands)
Registered investment funds	$—	$658,313	$—	$658,313
Separately managed funds	249,944	64,602	—	314,546
Stable value fund investment contracts	—	232,373	—	232,373
Dell Inc. common stock	114,411	—	—	114,411
Participant loans	—	57,931	—	57,931
Short-term investment funds	3,528	—	—	3,528

Total assets measured at fair value	$367,883	$1,013,219	$—	$1,381,102

The following is a description of valuation methodologies used for the fair value measurements of investments:

Registered investment funds	Consists of various mutual funds valued at their net asset value, which can be market corroborated.

Separately managed funds
Consists of various common stocks and mutual funds. Stocks, level 1, are valued at the closing price reported on the active market on which the security is traded. Mutual funds, level 2, are valued at their net asset value, which can be market corroborated.

Stable value fund investment contracts
Consists of cash and fixed income investment funds wrapped with insurance contracts. The fixed income investment funds are valued at their net asset value, and the fair value of the wrapped insurance contracts is determined using a discounted cash flow model with inputs derived from observable market data. The valuation of the wrapped insurance contracts is not significant to the overall valuation of the Fund.

Dell Inc. common stock	Consists of Dell stock, which is valued at the closing price reported on the active market.

Participant loans	Valued at fair value using a discounted cash flow model with inputs derived from observable market data.

Short-term investment funds	Consists of money market funds, which are valued at their net asset value, which can be market corroborated.

Dell Inc. 401(k) Plan
Notes to Financial Statements
December 31, 2008 and 2007

The following table presents investments that represent 5% or more of the Plan’s net assets at December 31, 2008 and 2007:

(in thousands)	2008	2007

Dell Inc. Common Stock	$114,411	$235,872

Registered Investment Funds
American Euro Pacific Growth Fund	$169,429	$373,540
PIMCO Total Return Fund	$169,240	$102,873
Neuberger Berman Genesis Fund	$119,245	$185,785
American Growth Fund	$91,662	$151,831
BGI Equity Index Fund	$75,126	$112,406

Separately Managed Funds
Stable value fund investment contracts	$232,373	$146,278
Dodge & Cox Balanced Fund	$140,513	$184,429
Dodge & Cox Stock Fund	$122,201	$236,729
At December 31, 2008 and 2007, the Plan owned 11,172,963 and 9,623,505 shares of Dell Inc. common stock, respectively. This represents approximately 8% and 12% of the Plan’s investments as of December 31, 2008 and 2007, respectively. The underlying value of net assets invested in Dell Inc. common stock is among other things, dependent upon the performance of Dell Inc. and the market’s valuation of such performance. It is at least reasonably possible that changes in the fair value of Dell Inc. common stock in the near term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

During 2008, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

(in thousands)	2008
Registered investment funds	$(328,747)
Separately managed funds
Mutual Funds	(4,336)
Common Stocks	(166,182)
Dell Inc. common stock	(147,763)
Stable value fund investment contracts	12,391
Participant loans	1,266

Total net depreciation in fair value of investments	$(633,371)

The assets underlying the SICs in the Dwight Fund are comprised of cash equivalents, government debt, corporate bonds and mutual funds. There were no valuation reserves against the Dwight Fund’s SICs at December 31, 2008.
Interest crediting rates on the SICs are reset monthly based on yield to maturity and expected cash flow over the life of the related supporting assets. All contracts have a minimum guarantee on all rate resets of an interest rate of not less than zero percent.

Dell Inc. 401(k) Plan Notes to Financial Statements December 31, 2008 and 2007

The interest crediting rates at December 31, 2008, for the Dwight Stable Value Fund ranged from 2.83% to 4.64%. The aggregate average annual yield for SICs in the Dwight Stable Value from January 1, 2008 through December 31, 2008 was 3.93%. There are no restrictions on participant withdrawals from the Dwight Stable Value Fund. Certain withdrawals not deemed to be participant initiated and not in compliance with the investment contracts’ provisions are subject to certain penalties.

4.	Tax Status

The Plan obtained its latest determination letter dated August 18, 2003, from the Internal Revenue Service informing the Company that the Plan and related trust are designed in compliance with Section 401(a) of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. The Company believes that the related trust is exempt from federal income tax under Section 501(a) of the IRC. Therefore, the financial statements contain no provision for income taxes.

5.	Related Parties

The Plan is authorized under contract provisions and by ERISA regulations to invest in the Company’s securities. During the year ended December 31, 2008, the Plan purchased 5,806,524 shares of the Company’s common stock for $100,674,533 and sold 4,002,684 shares of the Company’s common stock for $69,789,074.

Administrative expenses included on the statement of changes in net assets available for benefits are paid to the Plan Trustee, Hewitt Associates LLC, and Financial Engines, Inc., which are parties-in-interest.

Dell Inc. 401(k) Plan Notes to Financial Statements December 31, 2008 and 2007

6.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits from the Plan’s financial statements to Form 5500:

	December 31,	December 31,
(in thousands)	2008	2007
Net assets available for benefit per the financial statements	$1,403,118	$1,888,347
Certain deemed distributions of participant loans	(193)	—
Adjustment from contract value to fair value for fully benefit-responsive invesment contracts	(14,377)	(558)

Net assets available for benefit per Form 5500	$1,388,548	$1,887,789

Certain loans are treated as deemed distributions for tax purposes and removed from Plan assets on the Form 5500. For financial statement reporting purposes, these loans are reported as part of Plan assets as they have not been cancelled and are considered outstanding under the terms of the Plan document and related loan policies.

The following is a reconciliation of the Plan’s decrease in net assets available for benefits reported in the Plan financial statements for the year ended December 31, 2008 to the Plan’s decrease in net assets available for benefits reported in the Plan’s Form 5500.

(in thousands)	2008
Decrease in net assets available for benefits per financial statements	$(485,229)
Add: Reversal of prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	558
Less: Certain deemed distributions of participant loans	(193)
Less: Current year adjustment from contract value to fair value for fully benefit-responsive investment contracts	(14,377)

Decrease in net assets available for benefits per Form 5500	$(499,241)

Dell Inc. 401(k) Plan
Notes to Financial Statements
December 31, 2008 and 2007

7.	Issuance of Unregistered Shares

In prior years, the Company inadvertently failed to register with the U.S. Securities and Exchange Commission the issuance of certain Dell common stock held by the Plan. As a result, the Company made a registered rescission offer to buy back these shares from eligible Plan participants at the original purchase price plus interest, or to reimburse eligible Plan participants for losses that they may have incurred if their shares had been sold. Shares eligible for the rescission offer were purchased by Plan participants between March 31, 2006, and April 3, 2007. The registered rescission offer to eligible plan participants, which was effective as of August 8, 2008, and expired on September 26, 2008, resulted in the repurchase from participants of 402,879 shares at fair market value for $6,848,943. An additional $7,749,632 of interest and losses was paid and allocated to participant accounts and is included in the statement of changes in net assets available for benefits as employer contributions.
8.	ERISA Litigation

Four putative class actions were filed between September 25, 2006, and October 5, 2006, in the Western District of Texas, Austin Division by purported participants in the Plan. These class actions were consolidated as In re Dell Inc. ERISA Litigation, and lead plaintiffs were appointed by the court. The lead plaintiffs asserted claims under ERISA based on allegations that the Company, certain current officers, and certain current and former directors imprudently invested and managed participants’ funds and failed to disclose information regarding the Company’s stock held in the Plan. On June 23, 2008, the court granted the defendants’ motion to dismiss as to the plaintiffs’ claims under ERISA based on allegations of imprudence, but the court denied the motion to dismiss as to the claims under ERISA based on allegations of a failure to accurately disclose information. On October 29, 2008, the court dismissed all of the individual plaintiffs’ claims with prejudice.
9.	Plan Merger

Effective July 8, 2008, the Dell Financial Services, L.P. 401(k) Plan (the “DFS 401(k) Plan”) merged into the Plan and the DFS 401(k) Plan’s net assets, totaling $29,906,582, were transferred to the Plan.

Dell Inc. 401(k) Plan
Schedule H, line 4i — Schedule of Assets (Held at End of Year)
Year Ended December 31, 2008

(a)	(b)	(c)		(d)	(e)
	(in thousands)
	Identity of Issue	Description	Number of Shares	Cost**	Current Value
	Dell Inc. Common Stock Fund
*	Dell Company Common Stock	Company Stock, $0.01 par value	11,173		$114,411

	Total Dell Company Stock Fund				$114,411

	Short Term Investment Funds:
*	(VAN 2) JPMORGAN DOMESTIC LIQUIDITY	Short-Term Investment	3,528		$3,528

	Registered Investment Funds:
	Neuberger Berman Genesis Fund	Registered Investment Fund	3,996		$119,245
	American Euro Pacific Growth Fund	Registered Investment Fund	6,062		169,429
	Dodge & Cox International Stock Fund	Registered Investment Fund	1,535		33,610
	PIMCO Total Return Fund	Registered Investment Fund	16,690		169,240
	BGI Equity Index Fund	Registered Investment Fund	2,570		75,126
	American Growth Fund	Registered Investment Fund	4,485		91,663

	Total Registered Investment Funds				$658,313

	Separately Managed Funds:
	Dodge & Cox Balanced Fund-
*	(VAN 2) JPMORGAN DOMESTIC LIQUIDITY	Short-Term Investment	6,993		$6,993
	AEGON NV AMER REGD CERT(1 SH EUR0.12)	Common Stock	39		236
	CEMEX S.A.B. DE C.V. ADR EACH REP 10 CPO(SPON)	Common Stock	16		146
	CREDIT SUISSE GROUP ADR-EACH REPR 1 ORD(DT	Common Stock	9		240
	ERICSSON(LM) TEL ADR EACH REP 10 ORD’B’ SEK1	Common Stock	49		383
	GLAXOSMITHKLINE ADR EACH REPR 2 ORD GBP0.25	Common Stock	52		1,938
	HITACHI ADR-EACH CNV INTO 10 NPV	Common Stock	10		399
	HSBC HLDGS ADR EACH REPR 5 USD0.50	Common Stock	9		414
	KONINKLIJKE PHILIPS ELECTRONICS NV ADR EACH REP 1	Common Stock	9		179
	KYOCERA CORP ADR-EACH CNV INTO 1 ORD NPV	Common Stock	4		253
	NOVARTIS AG ADR EACH REPR 1 CHF0.50(REGD)	Common Stock	46		2,289
	PANASONIC CORP ADR-EACH CNV INTO 10 ORD SHS	Common Stock	68		846
	ROYAL DUTCH SHELL ADR EACH REPR 2’A’SHS	Common Stock	12		619
	SANOFI-AVENTIS ADR ECH REP 1/2 ORD EUR2 SPON	Common Stock	70		2,251
	SONY CORP ADR EACH REPR 1 ORD	Common Stock	51		1,104
	AMERICAN INTERNATIONAL GROUP INC COM STK USD2.50	Common Stock	137		215
	AMGEN INC COM STK USD0.0001	Common Stock	46		2,628
	AUTODESK INC COM STK NPV	Common Stock	1		28
	BAKER HUGHES INC COM STK USD1	Common Stock	38		1,225
	BMC SOFTWARE INC COM STK USD0.01	Common Stock	19		519
	BOSTON SCIENTIFIC CORP COM STK USD0.01	Common Stock	129		995
	CADENCE DESIGN SYSTEMS INC COM STK USD0.01	Common Stock	42		152
	CAPITAL ONE FINANCIAL CORP COM STK USD0.01	Common Stock	44		1,406
	CARDINAL HEALTH INC COM STK NPV	Common Stock	52		1,799
	CARMAX INC COM STK USD0.50	Common Stock	22		171
	CHEVRON CORP COM STK USD0.75	Common Stock	22		1,641
	CITIGROUP INC COM STK USD0.01	Common Stock	101		678
	CITRIX SYSTEMS INC COM STK USD0.001	Common Stock	22		519
	COMCAST CORP COM CLS ‘A’ USD 0.01	Common Stock	201		3,393
	COMPUTER SCIENCES CORP COM STK USD1	Common Stock	33		1,160
	COMPUWARE CORP COM STK USD0.01	Common Stock	68		460
	COVIDIEN LTD COM STK USD0.2	Common Stock	14		514
	DISH NETWORK CORP CLASS’A’COM STK USD0.01	Common Stock	18		194
	DOMTAR CORPORATION COM STK USD0.01	Common Stock	15		25
	DOW CHEMICAL CO COM STK USD2.50	Common Stock	69		1,043
	EATON CORP COM USD0.50	Common Stock	2		114
	EBAY INC COM STK USD0.001	Common Stock	52		726
	FEDEX CORP COM STK USD0.10	Common Stock	28		1,764

*	Party-in-Interest

**	Cost information is not required for participant-directed investments

Dell Inc. 401(k) Plan
Schedule H, line 4i — Schedule of Assets (Held at End of Year)
Year Ended December 31, 2008

(a)	(b)	(c)		(d)	(e)
	(in thousands)
	Identity of Issue	Description	Number of Shares	Cost**	Current Value
	GENERAL ELECTRIC CO. COM STK USD0.06	Common Stock	125		2,025
	GENUINE PARTS CO COM STK USD1	Common Stock	3		102
	GENWORTH FINANCIAL INC COM STK USD0.001	Common Stock	15		42
	HEALTH MANAGEMENT ASSOCIATES INC CLASS’A’COM STK	Common Stock	27		49
	HEWLETT-PACKARD CO COM STK USD0.01	Common Stock	90		3,268
	HOME DEPOT INC COM STK USD0.05	Common Stock	67		1,540
	INTERPUBLIC GROUP COMPANIES INC COM STK USD0.10	Common Stock	52		204
	LEGG MASON INC COM STK USD0.10	Common Stock	10		219
	LIBERTY GLOBAL INC COM STK SERIES ‘C’ USD0.01	Common Stock	5		76
	LIBERTY GLOBAL INC COM STK USD0.01 SER’A’	Common Stock	7		108
	LIBERTY MEDIA CORP (NEW) SER’A’ ENTERTAINMENT SHS	Common Stock	16		287
	LIBERTY MEDIA HOLDING COM STK USD0.01 ‘A’	Common Stock	76		237
	LOEWS CORP COM STK USD0.01	Common Stock	13		356
	MACY’S INC COM STK USD0.01	Common Stock	28		290
	MAXIM INTEGRATED PRODUCTS COM STK USD0.001	Common Stock	51		582
	MOLEX INC CLASS’A’N.VTG COM STK USD0.05	Common Stock	24		311
	MOLEX INC COM STK USD0.05	Common Stock	4		54
	MOTOROLA INC COM STK USD3	Common Stock	336		1,488
	NEWS CORP CLASS’A’NON VTG COM STKUSD0.01	Common Stock	218		1,982
	OCCIDENTAL PETROLEUM CORP COM USD0.20	Common Stock	32		1,890
	PFIZER INC COM STK USD0.05	Common Stock	103		1,821
	PITNEY BOWES INC COM STK USD1	Common Stock	28		701
	SCHLUMBERGER COM STK USD0.01	Common Stock	34		1,439
	SHERWIN-WILLIAMS CO COM STK USD1	Common Stock	6		347
	SLM CORP COM STK USD0.20	Common Stock	50		443
	SPRINT NEXTEL CORP FON COM STK NPV	Common Stock	219		401
	SUN MICROSYSTEMS INC COM STK USD0.001	Common Stock	32		123
	SYNOPSYS INC COM STK USD0.01	Common Stock	17		315
	TIME WARNER INC COM STK USD0.01	Common Stock	240		2,414
	TRAVELERS COS INC/THE	Common Stock	21		936
	TYCO ELECTRONICS LTD COM STK USD0.2	Common Stock	19		303
	TYCO INTERNATIONAL LTD USD0.10	Common Stock	16		349
	UNITEDHEALTH GROUP INC COM STK USD0.01	Common Stock	67		1,782
	VULCAN MATERIALS CO COM STK USD1	Common Stock	7		473
	WACHOVIA CORP COM STK USD3.333	Common Stock	107		595
	WAL-MART STORES INC COM STK USD0.10	Common Stock	31		1,732
	WALGREEN CO COM STK USD0.078125	Common Stock	21		518
	WELLPOINT INC COM STK USD0.01	Common Stock	56		2,338
	WELLS FARGO & CO COM STK USD1 2/3	Common Stock	57		1,677
	WYETH COM USD0.333	Common Stock	39		1,455
	XEROX CORP COM STK USD1	Common Stock	123		980
	DODGE & COX INCOME FUND COM NPV	Mutual Fund	5,479		64,602

	Total Dodge & Cox Balanced Fund				$140,513

	Dodge & Cox Large Cap Value-
*	(VAN 2) JPMORGAN DOMESTIC LIQUIDITY	Short-Term Investment	6,529		$6,529
	AEGON NV AMER REGD CERT(1 SH EUR0.12)	Common Stock	67		408
	CEMEX S.A.B. DE C.V. ADR EACH REP 10 CPO(SPON)	Common Stock	29		267
	CREDIT SUISSE GROUP ADR-EACH REPR 1 ORD(DT	Common Stock	18		514
	ERICSSON(LM) TEL ADR EACH REP 10 ORD’B’ SEK1	Common Stock	103		804
	GLAXOSMITHKLINE ADR EACH REPR 2 ORD GBP0.25	Common Stock	94		3,485
	HITACHI ADR-EACH CNV INTO 10 NPV	Common Stock	21		834
	HSBC HLDGS ADR EACH REPR 5 USD0.50	Common Stock	14		681
	KONINKLIJKE PHILIPS ELECTRONICS NV ADR EACH REP 1	Common Stock	17		328
	KYOCERA CORP ADR-EACH CNV INTO 1 ORD NPV	Common Stock	8		564
	NOVARTIS AG ADR EACH REPR 1 CHF0.50(REGD)	Common Stock	79		3,906
	PANASONIC CORP ADR-EACH CNV INTO 10 ORD SHS	Common Stock	122		1,523

*	Party-in-Interest

**	Cost information is not required for participant-directed investments

Dell Inc. 401(k) Plan
Schedule H, line 4i — Schedule of Assets (Held at End of Year)
Year Ended December 31, 2008

(a)	(b)	(c)		(d)	(e)
	(in thousands)
	Identity of Issue	Description	Number of Shares	Cost**	Current Value
	ROYAL DUTCH SHELL ADR EACH REPR 2’A’SHS	Common Stock	19		1,006
	SANOFI-AVENTIS ADR ECH REP 1/2 ORD EUR2 SPON	Common Stock	116		3,714
	SONY CORP ADR EACH REPR 1 ORD	Common Stock	88		1,931
	AMERICAN INTERNATIONAL GROUP INC COM STK USD2.50	Common Stock	260		408
	AMGEN INC COM STK USD0.0001	Common Stock	73		4,216
	AUTODESK INC COM STK NPV	Common Stock	2		33
	BAKER HUGHES INC COM STK USD1	Common Stock	63		2,020
	BMC SOFTWARE INC COM STK USD0.01	Common Stock	31		840
	BOSTON SCIENTIFIC CORP COM STK USD0.01	Common Stock	194		1,498
	CADENCE DESIGN SYSTEMS INC COM STK USD0.01	Common Stock	74		269
	CAPITAL ONE FINANCIAL CORP COM STK USD0.01	Common Stock	90		2,870
	CARDINAL HEALTH INC COM STK NPV	Common Stock	90		3,085
	CARMAX INC COM STK USD0.50	Common Stock	36		284
	CHEVRON CORP COM STK USD0.75	Common Stock	37		2,765
	CITIGROUP INC COM STK USD0.01	Common Stock	172		1,151
	CITRIX SYSTEMS INC COM STK USD0.001	Common Stock	36		839
	COMCAST CORP COM CLS ‘A’ USD 0.01	Common Stock	330		5,570
	COMPUTER SCIENCES CORP COM STK USD1	Common Stock	56		1,950
	COMPUWARE CORP COM STK USD0.01	Common Stock	110		743
	COVIDIEN LTD COM STK USD0.2	Common Stock	25		899
	DISH NETWORK CORP CLASS’A’COM STK USD0.01	Common Stock	30		333
	DOW CHEMICAL CO COM STK USD2.50	Common Stock	115		1,735
	EATON CORP COM USD0.50	Common Stock	4		184
	EBAY INC COM STK USD0.001	Common Stock	88		1,228
	FEDEX CORP COM STK USD0.10	Common Stock	47		2,983
	GENERAL ELECTRIC CO. COM STK USD0.06	Common Stock	205		3,321
	GENUINE PARTS CO COM STK USD1	Common Stock	9		337
	GENWORTH FINANCIAL INC COM STK USD0.001	Common Stock	36		101
	HEALTH MANAGEMENT ASSOCIATES INC CLASS’A’COM STK	Common Stock	58		104
	HEWLETT-PACKARD CO COM STK USD0.01	Common Stock	153		5,552
	HOME DEPOT INC COM STK USD0.05	Common Stock	114		2,624
	INTERPUBLIC GROUP COMPANIES INC COM STK USD0.10	Common Stock	110		437
	LEGG MASON INC COM STK USD0.10	Common Stock	15		318
	LIBERTY GLOBAL INC COM STK SERIES ‘C’ USD0.01	Common Stock	6		97
	LIBERTY GLOBAL INC COM STK USD0.01 SER’A’	Common Stock	5		73
	LIBERTY MEDIA CORP (NEW) SER’A’ ENTERTAINMENT SHS	Common Stock	25		435
	LIBERTY MEDIA HOLDING COM STK USD0.01 ‘A’	Common Stock	110		344
	LOEWS CORP COM STK USD0.01	Common Stock	22		624
	MACY’S INC COM STK USD0.01	Common Stock	49		504
	MAXIM INTEGRATED PRODUCTS COM STK USD0.001	Common Stock	86		982
	MOLEX INC CLASS’A’N.VTG COM STK USD0.05	Common Stock	38		486
	MOTOROLA INC COM STK USD3	Common Stock	532		2,355
	NEWS CORP CLASS’A’NON VTG COM STKUSD0.01	Common Stock	362		3,291
	OCCIDENTAL PETROLEUM CORP COM USD0.20	Common Stock	52		3,089
	PFIZER INC COM STK USD0.05	Common Stock	169		2,988
	PITNEY BOWES INC COM STK USD1	Common Stock	41		1,045
	SCHLUMBERGER COM STK USD0.01	Common Stock	57		2,413
	SHERWIN-WILLIAMS CO COM STK USD1	Common Stock	10		609
	SLM CORP COM STK USD0.20	Common Stock	100		888
	SPRINT NEXTEL CORP FON COM STK NPV	Common Stock	385		704
	SUN MICROSYSTEMS INC COM STK USD0.001	Common Stock	49		188
	SYNOPSYS INC COM STK USD0.01	Common Stock	31		570
	TIME WARNER INC COM STK USD0.01	Common Stock	367		3,692
	TRAVELERS COS INC/THE	Common Stock	30		1,361

*	Party-in-Interest

**	Cost information is not required for participant-directed investments

Dell Inc. 401(k) Plan
Schedule H, line 4i — Schedule of Assets (Held at End of Year)
Year Ended December 31, 2008

(a)	(b)	(c)		(d)	(e)
	(in thousands)
	Identity of Issue	Description	Number of Shares	Cost**	Current Value
	TYCO ELECTRONICS LTD COM STK USD0.2	Common Stock	30		480
	TYCO INTERNATIONAL LTD USD0.10	Common Stock	26		562
	UNITEDHEALTH GROUP INC COM STK USD0.01	Common Stock	106		2,814
	VULCAN MATERIALS CO COM STK USD1	Common Stock	12		800
	WACHOVIA CORP COM STK USD3.333	Common Stock	200		1,108
	WAL-MART STORES INC COM STK USD0.10	Common Stock	54		3,027
	WALGREEN CO COM STK USD0.078125	Common Stock	36		876
	WELLPOINT INC COM STK USD0.01	Common Stock	93		3,897
	WELLS FARGO & CO COM STK USD1 2/3	Common Stock	99		2,924
	WYETH COM USD0.333	Common Stock	57		2,146
	XEROX CORP COM STK USD1	Common Stock	206		1,638

	Total Dodge & Cox Large Cap Value				$122,201

	Times Square/Mid Cap Growth Fund
*	(VAN 2) JPMORGAN DOMESTIC LIQUIDITY	Short-Term Investment	2,510		$2,510
	MINDRAY MEDICAL INTL LTD ADR EACH REPR 1 ORD SH	Common Stock	22		398
	NICE SYSTEMS ADR EACH REPR 1 ORD ILS1	Common Stock	27		607
	ADVISORY BOARD INC COM STK USD0.01	Common Stock	21		457
	AECOM TECHNOLOGY CORP COM STK USD0.01	Common Stock	37		1,128
	AERCAP HOLDINGS N.V. EUR0.01	Common Stock	40		120
	ALBERTO-CULVER COMPANY (NEW) COM STK USD0.01	Common Stock	25		613
	ALLIANCE DATA SYSTEM COM STK USD0.01	Common Stock	19		861
	AMDOCS ORD GBP0.01	Common Stock	26		481
	AMEDISYS INC COM STK USD0.001	Common Stock	16		657
	AMERICAN REPROGRAPHICS CO COM USD0.001	Common Stock	30		204
	AMPHENOL CORP CLASS’A’COM STK USD0.001	Common Stock	17		396
	ANALOG DEVICES INC COM STK USD0.16 2/3	Common Stock	16		310
	ASSURED GUARANTY LTD COM STK USD0.01	Common Stock	21		242
	ATHEROS COMMUNICATIONS INC COM STK USD0.0005	Common Stock	26		365
	BIO RAD LABORATORIES INC CLASS’A’COM STK USD0.0001	Common Stock	12		926
	BLACKBOARD INC COM STK USD0.01	Common Stock	22		572
	CAMERON INTERNATIONAL CORP COM STK USD0.01	Common Stock	19		379
	CAPITALSOURCE INC COM STK USD0.01	Common Stock	28		127
	CARLISLE COS INC COM STK USD1	Common Stock	35		725
	CEPHALON INC COM STK USD0.01	Common Stock	8		578
	CITRIX SYSTEMS INC COM STK USD0.001	Common Stock	12		283
	CLARCOR INC COM STK USD1	Common Stock	19		640
	COGNEX CORP COM STK USD0.002	Common Stock	26		391
	COMSTOCK RESOURCES INC COM STK USD0.50	Common Stock	9		444
	CORPORATE EXECUTIVE BOARD CO COM STK USD0.01	Common Stock	17		364
	COSTAR GROUP INC COM STK USD0.01	Common Stock	17		544
	DAVITA INC COM STK USD0.001	Common Stock	49		2,429
	DENBURY RESOURCES INC COM STK USD0.001	Common Stock	63		683
	DEVRY INC COM STK USD0.01	Common Stock	7		396
	DISCOVERY COMMUNICATIONS INC CLS ‘A’ USD0.01	Common Stock	29		411
	DISCOVERY COMMUNICATIONS INC CLS ‘C’ USD0.01	Common Stock	29		382
	DRIL QUIP INC COM STK USD0.01	Common Stock	21		431
	EATON VANCE CORP COM NON VTG USD0.00390625	Common Stock	30		639
	EDWARDS LIFESCIENCES CORP COM STK USD1	Common Stock	15		797
	ENERGYSOLUTIONS INC. COM STOCK USD0.01	Common Stock	40		226
	EXTERRAN HLDGS INC COM	Common Stock	19		394
	GALLAGHER(ARTHUR J.)& CO COM USD1	Common Stock	25		637
	GAYLORD ENTERTAINMENT CO COM STK USD0.01(NEW)	Common Stock	21		222
	GENTEX CORP COM STK USD0.06	Common Stock	31		274
	GLOBAL PAYMENTS INC COM STK USD0.001	Common Stock	34		1,115
	GRACO INC COM STK USD1	Common Stock	22		522
	GRAND CANYON EDUCATION INC USD0.01	Common Stock	25		462

*	Party-in-Interest

**	Cost information is not required for participant-directed investments

Dell Inc. 401(k) Plan
Schedule H, line 4i — Schedule of Assets (Held at End of Year)
Year Ended December 31, 2008

(a)	(b)	(c)		(d)	(e)
	(in thousands)
	Identity of Issue	Description	Number of Shares	Cost**	Current Value
	GRANITE CONSTRUCTION COM STK USD0.01	Common Stock	11		488
	HAEMONETICS CORP COM STK USD0.01	Common Stock	18		1,017
	HARSCO CORP COM STK USD1.25	Common Stock	16		429
	HENRY JACK & ASSOCIATES INC COM STK USD0.01	Common Stock	45		875
	HERBALIFE LTD	Common Stock	19		401
	HORACE MANN EDUCATORS CORP COM STK USD0.001	Common Stock	29		267
	IHS INC COM STK USD0.01 CLASS ‘A’	Common Stock	24		879
	INFORMATICA CORP COM STK USD0.001	Common Stock	51		696
	INTERACTIVE DATA CORP COM STK NPV	Common Stock	23		567
	INTERSIL CORP CLASS’A’ COM STK USD0.01	Common Stock	44		401
	INVESCO LTD COM STK USD0.20	Common Stock	37		527
	IRON MOUNTAIN INC PA COM STK USD0.01	Common Stock	15		378
	JARDEN CORP COM STK NPV	Common Stock	23		265
	KANSAS CITY SOUTHERN COM STK USD0.01	Common Stock	24		450
	LAM RESEARCH CORP COM STK USD0.001	Common Stock	12		255
	LAMAR ADVERTISING CO CLASS’A’COM STK USD0.001	Common Stock	1		13
	LANDSTAR SYSTEMS INC COM STK USD0.01	Common Stock	6		231
	MAGELLAN HEALTH SERVICES INC	Common Stock	26		999
	MARTIN MARIETTA MATERIALS INC COM STK USD0.01	Common Stock	4		408
	MAX CAPITAL GROUP COM STK USD1	Common Stock	32		566
	MENTOR CORP COM STK USD0.10	Common Stock	22		687
	MOHAWK INDUSTRIES COM STK USD0.01	Common Stock	12		494
	NATIONAL CINEMEDIA INC COM STK USD0.01	Common Stock	42		426
	NETAPP INC COM STK NPV	Common Stock	36		503
	NEUSTAR INC-CLASS COM STK USD0.001	Common Stock	49		937
	OCEANEERING INTERNATIONAL INC COM STK USD0.25	Common Stock	11		321
	OPTIONSXPRESS HLDGS INC COM STK USD0.0001	Common Stock	44		588
	ORBITAL SCIENCES COM STK USD0.01	Common Stock	33		652
	ORIENT EXPRESS HOTELS LTD CLS’A’COM STK USD0.01	Common Stock	11		80
	OSI PHARMACEUTICALS INC COM STK USD0.01	Common Stock	10		391
	POOL CORP COM STK USD0.001	Common Stock	23		420
	QUICKSILVER RESOURCES INC COM STK USD0.01	Common Stock	36		201
	RANGE RESOURCES CORP COM STK USD0.01	Common Stock	24		825
	RESMED INC COM STK USD0.004	Common Stock	30		1,106
	RESOURCES CONNECTION INC COM STK USD0.01	Common Stock	43		704
	SBA COMMUNICATIONS COM STK USD0.01	Common Stock	76		1,247
	SEPRACOR INC COM STK USD0.1	Common Stock	44		478
	SRA INTERNATIONAL INC CLASS’A’COM STK USD0.004	Common Stock	29		502
	STERICYCLE INC COM STK USD0.01	Common Stock	14		703
	STRAYER EDUCATION INC COM STK USD0.01	Common Stock	3		643
	SVB FINANCIAL GROUP COM STK USD0.001	Common Stock	15		396
	TIFFANY & CO COM STK USD0.01	Common Stock	20		463
	TRANSDIGM INC USD0.01	Common Stock	24		789
	UTI WORLDWIDE INC ORD NPV	Common Stock	42		602
	VARIAN MEDICAL SYSTEMS INC COM STK USD1	Common Stock	17		589
	VARIAN SEMICONDUCT EQUIP ASSOC INC COM STK USD1	Common Stock	13		230
	VERISIGN COM STK USD0.001	Common Stock	20		372
	WABCO HOLDINGS INC COM STK USD0.01	Common Stock	16		253
	WELLCARE HEALTH PLANS INC COM STK USD0.01	Common Stock	24		312
	WRIGHT EXPRESS CORP COM STK USD0.01	Common Stock	37		466

	Total Times Square/Mid Cap Growth Fund				$51,832

Dell Inc. 401(k) Plan
Schedule H, line 4i — Schedule of Assets (Held at End of Year)
Year Ended December 31, 2008

(a)	(b)	(c)		(d)	(e)
	(in thousands)
	Identity of Issue	Description	Number of Shares	Cost**	Current Value
	Dwight Stable Value Fund
	Bank of America 03-068	Dwight Target 2 Fund			$20,046
		Dwight Target 5 Fund			7,541
		Dwight Intermediate Core Plus Fund			9,503
	Bank of America Wrapper	Synthetic Contract Wrapper, #03-068, 4.06%			2,876

					39,966

	ING Life & Annuity 60074	Dwight Target 2 Fund			20,026
		Dwight Target 5 Fund			7,534
		Dwight Intermediate Core Plus Fund			9,494
	ING Life & Annuity Wrapper	Synthetic Contract Wrapper, #60074, 3.97%			2,873

					39,927

*	JP Morgan Chase ADELL-BC	Dwight Target 2 Fund			20,057
		Dwight Target 5 Fund			7,545
		Dwight Intermediate Core Plus Fund			9,508
*	JP Morgan Chase Wrapper	Synthetic Contract Wrapper, #ADELL-S, 4.60%			2,877

					39,987

	Monumental MDA00603TR	Dwight Target 2 Fund			20,062
		Dwight Target 5 Fund			7,547
		Dwight Intermediate Core Plus Fund			9,511
	Monumental Wrapper	Synthetic Contract Wrapper, #MDA-00603TR, 4.64%			2,878

					39,998

	Pacific Life Insurance G-26953.01	Dwight Target 2 Fund			20,043
		Dwight Target 5 Fund			7,540
		Dwight Intermediate Core Plus Fund			9,502
	Pacific Life Insurance Wrapper	Synthetic Contract Wrapper, #G-26953.01.0001, 4.06%			2,873

					39,958

*	JP Morgan Chase Liquidity Fund	Short-term Investment Fund, 1.11%			42,658
	SEI Stable Asset Value CIT	Separately/Managed Registered Investment Fund, 2.83%			4,256

	Total Dwight Stable Value Fund at contract value				$246,750
	Less: adjustment from contract value to fair value				14,377

	Total Dwight Stable Value Fund at fair market value				$232,373

*	Participant Loans	Loans bearing interest rates ranging from 4.25% to 10.5%, due at various dates through January 1, 2029			$57,931

					$1,381,102

*	Party-in-Interest

**	Cost information is not required for participant-directed investments

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DELL INC. 401(K) PLAN
By:	Benefits Administration Committee of the Dell Inc. 401(k) Plan

Date: June 25, 2009	By:	/s/ Janet B. Wright
Janet B. Wright
On Behalf of the Benefits Administration Committee

INDEX TO EXHIBITS

Exhibit Number	Description
23.1	Consent of PricewaterhouseCoopers LLP, Independent Accountants